November 19, 2008

via EDGAR

Mr. Terence O’Brien

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 7010

Washington, DC 20549-7010

RE:	CPG International Inc. (the “Company”)

Form 10-K for the Fiscal Year Ended December 31, 2007

Filed March 31, 2008

Form 10-Q for the Fiscal Quarter Ended March 31, 2008

File No. 333-134089-08

Dear Mr. O’Brien:

In further response to your comment letter dated September 4, 2008, please find enclosed a detailed Staff Accounting Bulletin No. 99 (“SAB 99”) analysis, considering both quantitative and qualitative factors, with respect to adjustments to our previously filed financial statements in connection with the Company’s application of SFAS 123R to its Class B Unit Plan. As we acknowledged in our response letter on October 8, 2008, paragraph 11 of SFAS 123R is applicable to the Class B Unit Plan. Therefore, we subsequently conducted a comprehensive analysis on the accounting for the Class B Units. Based on this analysis, we concluded that, in light of the surrounding circumstances, the adjustments resulting from the accounting for the Class B Units under SFAS 123R were such that it was not probable that the judgment of a reasonable investor in our securities relying upon our financial statements would have been changed or influenced by these adjustments. Alternatively stated, management concluded that it was not substantially likely that the adjustments would have been viewed by a reasonable investor in our securities as having significantly altered the “total mix” of information made available for any prior fiscal period. Accordingly, management concluded that the adjustments were not material to the Company’s fiscal 2007 and 2006 financial statements or any other prior fiscal period. As such, we do not believe that the filing of an amendment of our prior Form 10-K’s and Form 10-Q’s is necessary. However, in the alternative, for comparative purposes only, we have restated our prior period financial statements in our September 30, 2008 Form 10-Q and will restate any future filings prospectively to include the adjustments to the prior periods presented therein, including our consolidated balance sheet as of December 31, 2007, as well as our statements of operations and statements of cash flows for the fiscal years ended December 31, 2007 and 2006. In addition, we will also restate, on a prospective basis, any previously filed quarterly financial statements affected by these adjustments. The Company directs the Staff’s attention to the Company’s recently filed Form 10-Q for the quarter ended September 30, 2008 in which the Company restated its previously issued comparative 2007 interim financial statements, as discussed in Notes 13 and 14 to such condensed consolidated financial statements therein.

These conclusions were discussed with the Company’s Audit Committee and the Company’s independent registered public accounting firm. The results of our findings are included in the SAB 99 analysis attached as Exhibit A hereto, which has been submitted to the

Staff on a supplemental basis. The Company hereby requests confidential treatment with respect to Exhibit A pursuant to Rule 83 of the Securities and Exchange Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83.

Should you have any questions or comments, please do not hesitate to call me at (570) 558-8001.

Sincerely,

__/s/ SCOTT HARRISON__________

Scott Harrison

Executive Vice President and Chief Financial Officer

Enclosures

cc:	Tracey Houser (Securities and Exchange Commission)

Jeanne Baker (Securities and Exchange Commission)

Gregory Kirk (Deloitte & Touche LLP)

Stuart Gelfond (Fried, Frank, Harris, Shriver & Jacobson LLP)

2

EXHIBIT A

SAB 99 Analysis and Appendix

SAB 99 Analysis1

Background

In response to the Staff’s comments dated August 7, 2008 and September 4, 2008, the Company reviewed the application of SFAS 123R to its Class B Unit Plan (the “Plan”) and concluded that SFAS 123R should have been applied to the Plan. In connection with this reassessment, the Company reviewed each issuance of Class B Units since the inception of the Plan in May 2005. The Company conducted a detailed valuation with respect to each issuance of Class B Units with the assistance of an independent, third party appraisal firm. This valuation was then discussed with the Audit Committee. Management has concluded that the Plan represents a compensatory plan under the provisions of SFAS 123R. Under the Plan, all related share based compensation should have been charged over the respective vesting period with related disclosure included in the Company’s consolidated financial statements and SEC filings.

Based on the detailed valuations prepared for our B units, the Company determined share based compensation expense based on the fair value of each B unit issued, less the consideration paid by the employee. The compensation expense is now being recognized over the related service or performance periods in accordance with SFAS 123R.

As a result of the determination of the application of SFAS 123R relative to the Plan, the Company has concluded that our audited financial statements for the years ended December 31, 2007, 2006 and 2005 should be adjusted by the identified share based compensation expense that we would have incurred during those reporting periods. The share based compensation would have been recorded to selling, general and administrative (“SG&A”) expenses since the unit holders’ compensation expenses were recorded to SG&A expenses during the relevant periods. The adjustment for the proper accounting for share based compensation would have increased our SG&A expenses for the years ended December 31, 2007, 2006 and 2005 by $398,000, $272,000 and $101,000, respectively. We believe that these adjustments, based on a quantitative and qualitative analysis in accordance with SAB 99 (discussed below), are not material to the financial statements or the investors in our securities, and therefore, would not require amendments to our prior filings. Further, we have considered the impact of the adjustments from an “iron curtain” perspective2 and concluded the impact of a one-time adjustment would not be material to the Company’s financial statements for any given period. The adjustments would not impact the Company’s compliance with any financial covenants under the Company’s credit agreements or other debt instruments.

Basis for Conclusion

We are a privately held company with publicly registered debt securities. The investors in our securities and the users of our financial statements are debtholders, rather than public equityholders. The adjustments to our financial statements resulting from the application of SFAS 123R are accounted for as non-cash charges, with no impact on the liquidity of the Company or on our ability to service our indebtedness. Moreover, there is no material effect on any of the key financial metrics we believe would be used by reasonable investors in our debt securities to evaluate our business. In addition, the non-cash charges relate to equity interests in our parent holding company and have no impact on the actual financial performance, cash flow or liquidity of the Company.

Based on this analysis, we concluded that, in light of the surrounding circumstances, the adjustments resulting from the accounting of the Class B Units under SFAS 123R were such that it was not probable that the judgment of a reasonable investor in our securities relying upon our financial statements would have been changed or influenced by these adjustments. Alternatively stated, management concluded that it was not substantially likely that the adjustments would have been viewed by a reasonable investor in

_________________________

[1]	Provided on a supplemental basis to the Company’s response to the SEC, dated November 19, 2008.

2           Iron curtain approach analyzes the impact of recording an adjustment to the current period financial statements regardless of the period of origination of the adjustment. The total correction is based on the amount required to correct the balance sheet at the end of the period for which the misstatement occurred.

our securities as having significantly altered the “total mix” of information made available for any prior fiscal period.

Accordingly, we believe these adjustments to our financial statements are not material because there is substantial likelihood that a reasonable investor in the securities of the Company would not consider them significant to the Company’s reported results or financial condition. As such, we do not believe that the filing of an amendment of our prior Form 10-K’s and Form 10-Q’s is necessary. However, in the alternative, for comparative purposes only, we have restated our prior period financial statements in our September 30, 2008 Form 10-Q and will restate any future filings prospectively to include the adjustments to the prior periods presented therein, including our consolidated balance sheet as of December 31, 2007, as well as our statements of operations and statements of cash flows for the fiscal years ended December 31, 2007 and 2006. In addition, we will also restate, on a prospective basis, any previously filed quarterly financial statements affected by these adjustments. We have also incorporated an additional footnote disclosure into our September 30, 2008 Form 10-Q, which disclosed the nature of the restatement, the impact on our previous financial statements, as well as a summary of the effects of the adjustment on the Company’s balance sheet at December 31, 2007 and the Company’s consolidated statements of operations for the three months and nine months ended September 30, 2007. As this compensation expense is accounted for as a non-cash charge, the impact on our historical statements of cash flows was limited to the presentation of net income and an add-back of non-cash share based compensation expense within operating cash flows.

The foregoing conclusion is based on the quantitative and qualitative analysis under the guidance of SAB 99 that is provided below.

Quantitative Analysis

On a quantitative basis, our conclusion that the adjustments are not material is based on their impact on our earnings, cash flow and stockholder’s equity. Specifically, we have assessed the impact on (i) earnings before interest and taxes (“EBIT”), (ii) cash flow from operations and (iii) stockholder’s equity. Our ownership group utilizes high leverage to create a tax-efficient capital structure. Relative to other companies of similar revenue size, the effect of our debt load is higher interest expense which reduces earnings before taxes. While we recognize that net income is a key metric for many companies under some capital structures, we believe that EBIT is the best representative of the earnings of the Company and how our public securityholders (who are all creditors) analyze our earnings. The individual adjustments represent 0.95%, 0.97% and 1.15% of EBIT for the years ended December 31, 2007, 2006 and 2005, respectively, which we deem not material. For the three and nine months ended September 30, 2007, the individual adjustments represent 0.90% and 0.61% of EBIT, respectively, which we also deem not material. The net impact of the individual adjustments on cash flow from operations is nil since the adjustment is considered a non-cash item and would therefore have no net impact on cash flow from operations for all periods presented. We have also assessed the impact on our stockholder’s equity specific to additional paid in capital and retained earnings as these are the principal balance sheet components that would be affected by the adjustments. The net impact of the individual adjustments represents 0.38% and 0.23% of our total additional paid in capital at December 31, 2007 and 2006, respectively. The net impact to our accumulated deficit represents 18.2% and 4.4% at December 31, 2007 and 2006, respectively. We consider these adjustments to be not material as the total net impact to stockholder’s equity is zero for each period presented. We also took into consideration the Company’s materiality threshold used for Sarbanes Oxley § 404 testing purposes, and on an annual basis this also indicated no need for adjustments. Since we do not have publicly registered or traded equity, we do not consider earnings per share to be a meaningful measurement of materiality on either a quantitative or qualitative basis.

The accompanying Appendix provides line item detail as to the adjustments to the following financial statements of the Company that are affected by the share based compensation discussed herein –

(i)	using the rollover approach[3] as contemplated under the guidance of SAB 108:
▪

the Company’s statements of operations for the nine months ended September 30, 2008 (year-to-date), the years ended December 31, 2007 and 2006, the successor period May 11, 2005 to December 31, 2005 and the three months ended March 31, 2007 and 2006, June 30, 2007 and 2006, September 30, 2007 and 2006 and December 31, 2007 and 2006, and

▪	the Company’s balance sheets as of December 31, 2007 and 2006;

(ii)	using the iron curtain approach as contemplated under the guidance of SAB 108:
▪

the Company’s statements of operations for the nine months ended September 30, 2008 (year-to-date), the years ended December 31, 2007 and 2006 and the successor period May 11, 2005 to December 31, 2005.

Qualitative Analysis

SAB 99 requires that the materiality of a misstatement be evaluated not merely on a quantitative basis, but also qualitatively. In accordance with SAB 99, “[m]ateriality concerns the significance of an item to users of a registrant’s financial statements.” As discussed above, we are a privately held company with publicly registered debt securities. The investors in our public securities and the public users of our financial statements are debtholders, rather than public equityholders. The adjustments to our financial statements resulting from the application of SFAS 123R are accounted for as non-cash charges, with no impact on the liquidity of the Company or on our ability to service our indebtedness. Therefore, we do not believe that these adjustments would be significant to the investors in our debt securities in their use of our financial statements. In addition to the GAAP financial metrics discussed above under “Quantitative Analysis,” the investors in our debt securities, as well as the lenders under our credit agreements, place significant importance on the Company’s EBITDA, as calculated pursuant to the Company’s various debt instruments. EBITDA is a major component of the material covenants contained in our indenture and credit agreements. In accordance with each of these debt instruments, EBITDA is calculated to specifically exclude “any non-cash compensation charges” arising from the grant or issuance of equity instruments. Therefore, any adjustments the Company makes in respect of the non-cash charges discussed herein will not have an effect on the calculation of EBITDA pursuant to our indenture or credit agreements. In fact, these financial statement adjustments would not impact the Company’s compliance with any financial covenants under any of the Company’s outstanding debt instruments. The fact that these covenants were negotiated with debtholders to specifically exclude the effect of non-cash compensation charges is further evidence of the lack of significance of the adjustments to the principal users of our financial statements. That is, since the effect of these non-cash charges is disregarded for purposes of the key financial covenants included in our indenture and credit agreements, we believe it is extremely unlikely that the judgment of a reasonable investor in our debt securities relying upon our financial statements would have been changed or influenced by these adjustments.

Moreover, the Class B Units are equity interests in our parent holding company, rather than the Company or the issuer of the publicly registered debt securities. As a result, there is no direct impact on the Company’s financial performance, cash flow or liquidity in connection with any issuances or repurchases of Class B Units. Therefore, the financial statement adjustments with respect to the accounting of these units are not material to the Company’s debtholders.

In addition, the Company assessed each of the applicable qualitative considerations noted in SAB 99 as relevant to a materiality determination. The Company’s conclusions with respect to how the adjustments relate to each qualitative consideration referenced in SAB 99 are as follows:

_________________________

3           The rollover approach quantifies a misstatement based on the amount of the adjustment originating in the current year income statement. This approach ignores the effects of correcting the portion of the current year balance sheet misstatement that originated in prior years.

•	Whether the misstatement masks a change in earnings or other trends.

The adjustments do not mask a change in earnings or other trends.

•	Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise.

The adjustments do not hide a failure to meet investors’ consensus expectations for the Company. Furthermore, as a privately held company with no listed equity securities, there are no analyst expectations with respect to the financial measures typically followed for publicly traded companies, such as earnings per share. Instead, our investors primarily track the Company’s EBITDA, which, as discussed above, is not impacted by these adjustments.

•	Whether the misstatement changes a loss into income or vice versa.

The adjustments did not change a loss into income or vice versa in any prior period.

•	Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability.

The adjustments do not materially change any segment results or any portion of the Company’s business that has been identified as playing a significant role in the operations or profitability.

•	Whether the misstatement affects the registrant’s compliance with regulatory requirements.

The adjustments do not impact compliance with any regulatory requirements.

•	Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements.

As discussed above, the adjustments do not impact the Company’s compliance with any of covenants under its indenture or credit agreements or other contractual requirements. The Company’s material covenants are based on the calculation of EBITDA, which excludes non-cash compensation charges.

•	Whether the misstatement has the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.

The adjustments had no impact on management’s compensation or the achievement of bonus targets for the management team. Any management bonuses (if earned) were based on EBITDA, which excludes non-cash compensation charges.

•	Whether the misstatement involves concealment of an unlawful transaction.

The adjustments did not involve concealment of an unlawful transaction.

•	Whether any of the items comprising the misstatement are pursuant to actions to “manage” earnings.

None of these items involved an intentional misstatement nor did they have the effect of managing earnings. The adjustments resulted from the reassessment of the accounting treatment for our Class B Units in response to the Staff’s comments. Our Audit Committee concurred in this approach. Moreover, as discussed above, the adjustments resulted in no impact to EBITDA, the key earnings measure reported by management and used by investors.

Conclusion

Based on our review of the quantitative and qualitative aspects of these items under the guidance of SAB 99, we have concluded that, in light of the surrounding circumstances, the adjustments were such that it was not probable that the judgment of a reasonable investor of our securities would have been changed or influenced by the adjustments. We further concluded that it was not substantially likely that the adjustments would have been viewed by a reasonable investor of our securities as important or as having significantly altered the “total mix” of information made available for any prior fiscal period. Accordingly, we concluded that the adjustments were not material to the Company’s fiscal 2006 and 2007 financial statements or any other annual or quarterly period.

APPENDIX

CERTAIN PORTIONS OF THIS APPENDIX HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS APPENDIX WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

CPG International Inc.

CONSOLIDATED STATEMENT OF OPERATIONS

(In thousands)

Nine Months ended September 30, 2007	**As Reported**	**Adjustment**	**As Adjusted**	**% Change**
Selling, general and administrative expenses	(35,910)	(229)	(36,139)	
Operating income	37,292	(229)	37,063	
Income before income taxes	12,088	(229)	11,859	
Net income (loss)	6,585	(229)	6,356	
EBIT	37,473	(229)	37,244	**-0.61%**

Year ended December 31, 2007	**As Reported**	**Adjustment**	**As Adjusted**	**% Change**
Selling, general and administrative expenses	(46,844)	(398)	(47,242)	
Operating income	41,845	(398)	41,447	
Income before income taxes	8,387	(398)	7,989	
Net income (loss)	4,627	(398)	4,229	
EBIT	42,085	(398)	41,687	**-0.95%**

Year ended December 31, 2006	**As Reported**	**Adjustment**	**As Adjusted**	**% Change**
Selling, general and administrative expenses	(40,249)	(272)	(40,521)	
Operating income	28,124	(272)	27,852	
Income before income taxes	(255)	(272)	(527)	
Net income (loss)	(485)	(272)	(757)	
EBIT	28,430	(272)	28,158	**-0.97%**

May 11th through December 31, 2005	**As Reported**	**Adjustment**	**As Adjusted**	**% Change**
Selling, general and administrative expenses	(18,870)	(101)	(18,971)	
Operating income	8,726	(101)	8,625	
Income before income taxes	(12,291)	(101)	(12,392)	
Net income (loss)	(7,609)	(101)	(7,710)	
EBIT	8,884	(101)	8,783	**-1.15%**

QUARTERLY STATEMENT OF OPERATIONS

Three Months ended March 31, 2007	As Reported	Adjustment	As Adjusted	% Change
Selling, general and administrative expenses	(10,638)	(70)	(10,708)	
Operating income	16,915	(70)	16,845	
Income before income taxes	8,330	(70)	8,260	
Net income (loss)	5,210	(70)	5,140	
EBIT	16,876	(70)	16,806	-0.42%

Three Months ended June 30, 2007	As Reported	Adjustment	As Adjusted	% Change
Selling, general and administrative expenses	(12,013)	(66)	(12,079)	
Operating income	10,116	(66)	10,050	
Income (loss) before income taxes	1,741	(66)	1,675	
Net income (loss)	1,033	(66)	967	
EBIT	10,116	(66)	10,050	-0.66%

Three Months ended September 30, 2007	As Reported	Adjustment	As Adjusted	% Change
Selling, general and administrative expenses	(13,259)	(93)	(13,352)	
Operating income	10,261	(93)	10,168	
Income before income taxes	2,017	(93)	1,924	
Net income (loss)	342	(93)	249	
EBIT	10,481	(93)	10,388	-0.90%

Three Months ended December 31, 2007	As Reported	Adjustment	As Adjusted	% Change
Selling, general and administrative expenses	(10,934)	(170)	(11,104)	
Operating income	4,553	(170)	4,383	
Income before income taxes	(3,701)	(170)	(3,871)	
Net income (loss)	(1,958)	(170)	(2,128)	
EBIT	4,612	(170)	4,442	-3.83%

QUARTERLY STATEMENT OF OPERATIONS

Three Months ended March 31, 2006	As Reported	Adjustment	As Adjusted	% Change
Selling, general and administrative expenses	(8,770)	(56)	(8,826)	
Operating income	12,190	(56)	12,134	
Income (loss) before income taxes	5,944	(56)	5,888	
Net income (loss)	3,637	(56)	3,581	
EBIT	12,154	(56)	12,098	**-0.46%**

Three Months ended June 30, 2006	As Reported	Adjustment	As Adjusted	% Change
Selling, general and administrative expenses	(9,981)	(99)	(10,080)	
Operating income	6,534	(99)	6,435	
Income (loss) before income taxes	(555)	(99)	(654)	
Net income (loss)	(280)	(99)	(379)	
EBIT	6,345	(99)	6,246	**-1.59%**

Three Months ended September 30, 2006	As Reported	Adjustment	As Adjusted	% Change
Selling, general and administrative expenses	(10,687)	(58)	(10,745)	
Operating income	6,400	(58)	6,342	
Income (loss) before income taxes	(1,901)	(58)	(1,959)	
Net income (loss)	(756)	(58)	(814)	
EBIT	6,228	(58)	6,170	**-0.94%**

Three Months ended December 31, 2006	As Reported	Adjustment	As Adjusted	% Change
Selling, general and administrative expenses	(10,811)	(60)	(10,871)	
Operating income	3,000	(60)	2,940	
Income (loss) before income taxes	(3,743)	(60)	(3,803)	
Net income (loss)	(3,086)	(60)	(3,146)	
EBIT	3,701	(60)	3,641	**-1.65%**

IRON CURTAIN

Nine Months ended September 30, 2008 (cumulative adj. from 5/11/2005-9/30/08)	**As Reported**	**Adjustment**	**As Adjusted**	**% Change**	
Selling, general and administrative expenses	(39,244)	[***]	[***]		
Operating income	26,075	[***]	[***]		
Income (loss) before income taxes	(272)	[***]	[***]		
Net income (loss)	(121)	[***]	[***]		
EBIT	26,444	[***]	[***]	[***]	(a)

(a) See qualitative considerations. Adjustment amount under iron curtain method not considered material.

Year Ended December 31, 2007 (cumulative adj. from 5/11/2005-12/31/07)	**As Reported**	**Adjustment**	**As Adjusted**	**% Change**
Selling, general and administrative expenses	(46,844)	[***]	[***]	
Operating income	41,845	[***]	[***]	
Income (loss) before income taxes	8,387	[***]	[***]	
Net income (loss)	4,627	[***]	[***]	
EBIT	42,085	[***]	[***]	[***]

Year Ended December 31, 2006 (cumulative adj from 5/11/2005- 12/31/06)	**As Reported**	**Adjustment**	**As Adjusted**	**% Change**
Selling, general and administrative expenses	(40,429)	[***]	[***]	
Operating income	28,124	[***]	[***]	
Income (loss) before income taxes	(255)	[***]	[***]	
Net income (loss)	(485)	[***]	[***]	
EBIT	28,430	[***]	[***]	[***]

May 11th through December 31, 2005	**As Reported**	**Adjustment**	**As Adjusted**	**% Change**
Selling, general and administrative expenses	(18,870)	[***]	[***]	
Operating income	8,726	[***]	[***]	
Income (loss) before income taxes	(12,291)	[***]	[***]	
Net income (loss)	(7,609)	[***]	[***]	
EBIT	8,884	[***]	[***]	[***]